Exhibit 99(a)(2)

August 2, 2012

Dear Colleagues:

As you may have seen, we issued today a press release announcing that our Board of Directors has recommended that LookSmart stockholders reject PEEK’s unsolicited tender offer to acquire us for $1.00 per share.  After careful consideration, including a thorough review of the terms and conditions of the tender offer, our Board of Directors unanimously determined that PEEK’s offer is inadequate and is not in the best interests of all LookSmart stockholders.  The Board of Directors of LookSmart therefore recommended that stockholders reject the offer and not tender their shares pursuant to the offer.  Our press release is attached for your reference.

Our Board of Directors shares my excitement about what the future holds for LookSmart.  As you know, we are approaching a pivotal point as we continue to develop and prepare to launch our next generation of products and platforms.  There is strong customer demand for an open marketplace which effectively integrates Search and Display advertising opportunities, and, on our earnings call earlier, we provided additional detail to our stockholders regarding the compelling new business model we are creating around the development of such a marketplace.  We believe that our well-architected platform is a great foundation for the game-changing products we are developing and ensures we are well-positioned to take advantage of the significant market opportunity at hand.

As we move into this exciting new chapter, we are focused on near-term performance improvement, which will be essential to achieving our objective of returning to cash breakeven in reasonably short order, as well as the longer-term rollout of our new product suite starting this quarter with our new display advertising capabilities, and the new click server which we will be releasing soon.  We are pleased with the progress to date and are confident in the integrated platform that we are building.  We greatly appreciate all of your hard work and valuable contributions towards these initiatives.

Regarding the unsolicited tender offer, if you hold shares of LookSmart, you may receive a notice from your broker or electronic trading account informing you of a deadline by which you would have to elect to tender your shares.  In acting on such a deadline, it is important that you review the Board's recommendation and all of the underlying reasons that informed that recommendation.  You can find the Board’s complete response in the Company’s 14D-9 filing, which is available on our website.

We will continue to do our best to keep you informed about any developments as appropriate.  If you receive any outside inquiries regarding our rejection of PEEK’s tender offer, from the media or otherwise, please direct them to the contacts listed on the release.  If you have any other questions, please do not hesitate to reach out to the executive team.

Thank you for your hard work and continued support.

Best regards,

Dr. Jean-Yves Dexmier
Executive Chairman of the Board and CEO

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FORWARD-LOOKING STATEMENTS
This Statement may contain statements that are forward-looking.  Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements.  Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are (1) our ability to capture and take advantage of market opportunities, (2) our ability to execute our new business model, (3) the success of our platform in serving as a foundation for future products, (4) our ability to develop and rollout new products, including our new product suite and click server, (5) our ability to continue progress with regard to our integrated platform, (6) customer demand for our products, (7) our ability to return to profitability in short order, and (8) other factors detailed in our filings with the Securities and Exchange Commission, including our most recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand.  LookSmart undertakes no obligation, and does not intend, to update these forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In response to the tender offer commenced by PEEK, LookSmart has filed a recommendation statement on Schedule 14D-9 with the SEC. INVESTORS AND SECURITY HOLDERS OF LOOKSMART ARE URGED TO READ THE RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when they become available) and other documents filed with the SEC by LookSmart through the web site maintained by the SEC at http://www.sec.gov. Investors and security holders also will be able to obtain free copies of these documents, and other documents filed with the SEC by LookSmart, from LookSmart by directing a request to LookSmart, Attn: Bill O’Kelly.